Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153135

SUPPLEMENT NO. 3
DATED OCTOBER 20, 2011
TO THE PROSPECTUS DATED JULY 12, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated July 12, 2011, Supplement No. 1 dated July 12, 2011, and Supplement No. 2 dated August 19, 2011.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 3 is to disclose the following:

•	the status of our initial public offering;

•	the renewal of our Advisory Agreement for an additional one-year period;

•	the six-month extensions of two affiliate loans; and

•	additional information related to our former dealer manager’s receipt of excess underwriting compensation.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of October 14, 2011, we had accepted aggregate gross offering proceeds of $8.5 million related to the sale of 893,473 shares of common stock, exclusive of DRP shares.  Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania or Ohio.  After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

Renewal of Advisory Agreement

On October 14, 2011, we renewed the Amended and Restated Advisory Agreement with our advisor (the “Advisory Agreement”) pursuant to a resolution approved by our board of directors, including our independent directors.  As a result of the renewal, the Advisory Agreement is extended through October 14, 2012.  The terms of the renewed Advisory Agreement are substantially identical to those of the Advisory Agreement that was previously in effect.

Extensions of Affiliate Loans

On August 31, 2011, we, through a wholly owned subsidiary, BEMT Augusta, LLC, entered into a Secured Promissory Note Modification Agreement (the “Augusta Agreement”) with Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of our sponsor, to extend the maturity date of its $1.9 million affiliate loan (the “Augusta Affiliate Loan”).  The Augusta Affiliate Loan is related to our investment in the joint venture through which we acquired the 240-unit multifamily community known as the Estates at Perimeter.  The Augusta Agreement extends the Augusta Affiliate Loan for an additional six-month period from August 31, 2011 to February 28, 2012.  All other terms of the Augusta Affiliate Loan remain unchanged.

In addition, on September 30, 2011, we, through a wholly owned subsidiary, BEMT Hillsboro Village, LLC, entered into a Secured Promissory Note Modification Agreement (the “Hillsboro Agreement”) with Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of our sponsor, to extend the maturity date of its $1.5 million affiliate loan (the “Hillsboro Affiliate Loan”).  The Hillsboro Affiliate Loan is related to our investment in the joint venture through which we acquired the 201-unit multifamily community known as the Gardens at Hillsboro Village.  The Hillsboro Agreement extends the Hillsboro Affiliate Loan for an additional six-month period from September 30, 2011 to March 31, 2012.  The maturity date of the Hillsboro Affiliate Loan was previously extended from March 31, 2011 to September 30, 2011.  All other terms of the Hillsboro Affiliate Loan remain unchanged.

Additional Information Related to Receipt by Former Dealer Manager
of Excess Underwriting Compensation

As required by the rules of FINRA, total underwriting compensation paid in connection with this offering cannot exceed an amount equal to 10% of our gross proceeds from the sale of shares of our common stock in the primary offering.  Gross proceeds of this offering actually paid by our Company to Select Capital Corporation, our former dealer manager, as underwriting compensation did not exceed the 10% underwriting compensation limit.  However, a line of credit drawn upon by Select from one of our advisor’s affiliates (which line of credit was approved by FINRA) caused Select to exceed this underwriting compensation limit, by an amount estimated at approximately $344,257 based on the gross proceeds of the primary offering raised as of March 31, 2011, the calculation date we submitted to FINRA in our request to transition our dealer manager on April 15, 2011.  Prospective investors should note that this figure has not been audited and remains subject to further determination by FINRA.  We believe the excess compensation resulted from the significant upfront marketing costs to commence the distribution of the offering, including wholesaler compensation, seminar costs and other reimbursements to Select for marketing expenses.  FINRA has issued a No Objections Letter to Bluerock Capital Markets to act as dealer manager for, and to proceed with, the offering.  The Company believes that the excess compensation issue will be rectified through improving the distribution of the offering through Bluerock Capital Markets, as well as by reducing costs of distribution through the elimination of profit at the dealer manager, among other reductions.